Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in Millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$414	373	309	249	210
One-Third of Rents, Net of Income from Subleases	30	29	32	29	28

Total Fixed Charges	$444	402	341	278	238

Earnings:
Income Before Income Taxes	$2,771	2,065	2,365	2,028	2,598
Fixed Charges	444	402	341	278	238

Total Earnings	$3,215	2,467	2,706	2,306	2,836

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	7.24x	6.14x	7.94x	8.29x	11.92x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$691	578	495	451	412
One-Third of Rents, Net of Income from Subleases	30	29	32	29	28

Total Fixed Charges	$721	607	527	480	440

Earnings:
Income Before Income Taxes	$2,771	2,065	2,365	2,028	2,598
Fixed Charges	721	607	527	480	440

Total Earnings	$3,492	2,672	2,892	2,508	3,038

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.84x	4.40x	5.49x	5.23x	6.90x